UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

Under the Securities Exchange Act of 1934

Argus Capital Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

04026L105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04026L105	SCHEDULE 13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Argus Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,618,750 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,618,750 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,618,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 20.0% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

(1)

Reflects 7,618,750 shares of Class A common stock of Argus Capital Corp. (the “Issuer”), par value $0.0001 per share (“Class A Common Stock”), issuable upon conversion of 7,618,750 shares of Class B common stock of the Issuer, par value $0.0001 per share (“Class B Common Stock”). The Class B Common Stock will automatically convert into Class A Common Stock concurrently with or immediately following the consummation of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date. Argus Sponsor LLC (the “Sponsor”) is the record holder of the shares reported herein. Joseph R. Ianniello, the Sponsor’s managing member, has voting and investment discretion with respect to the shares reported herein and is deemed to have beneficial ownership of the shares held by the Sponsor. Mr. Ianniello disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)

Based upon 7,618,750 shares of Class B Common Stock and 30,475,000 shares of Class A Common Stock reported to be outstanding as of December 31, 2021, as reported in the Issuer’s Annual Report on Form 10-K/A for the year ended December 31, 2021 filed with the Securities and Exchange Commission on April 1, 2022.

CUSIP No. 04026L105	SCHEDULE 13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Joseph R. Ianniello
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,618,750 (3)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,618,750 (3)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,618,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 20.0% (4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(3)

Reflects 7,618,750 shares of Class A Common Stock issuable upon conversion of 7,618,750 shares of Class B Common Stock. The Class B Common Stock will automatically convert into Class A Common Stock concurrently with or immediately following the consummation of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date. The Sponsor is the record holder of the shares reported herein. Joseph R. Ianniello, the Sponsor’s managing member, has voting and investment discretion with respect to the shares reported herein and is deemed to have beneficial ownership of the shares held by the Sponsor. Mr. Ianniello disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(4)

Based upon 7,618,750 shares of Class B Common Stock and 30,475,000 shares of Class A Common Stock reported to be outstanding as of December 31, 2021, as reported in the Issuer’s Annual Report on Form 10-K/A for the year ended December 31, 2021 filed with the Securities and Exchange Commission on April 1, 2022.

CUSIP No. 04026L105	SCHEDULE 13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer:

Argus Capital Corp.

(b)	Address of Issuer’s Principal Executive Offices:

3 Columbus Circle, 24th Floor, New York, NY 10019

Item 2.

(a)	Names of Persons Filing:

This Schedule 13G is being filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

(i)	Argus Sponsor LLC (the “Sponsor”)

(ii)	Joseph R. Ianniello

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 3 Columbus Circle, 24th Floor, New York, NY 10019.

(c)	Citizenship:

Please refer to Row 4 on the cover sheet for each Reporting Person.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share

(e)	CUSIP Number:

04026L105

Item 3.

Not Applicable.

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 7,618,750 shares of Class B Common Stock, representing 20% of the total shares of Class A Common Stock issued and outstanding and assuming the conversion of all outstanding shares of Class B Common Stock. The Class B Common Stock will automatically convert into Class A Common Stock concurrently with or immediately following the consummation of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and certain anti-dilution rights, as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File Nos. 333-258090 and 333-259705).

CUSIP No. 04026L105	SCHEDULE 13G	Page 5 of 7 Pages

The percentage of the Class B Common Stock held by the Reporting Persons is based on 30,475,000 shares of Class A Common Stock issued and outstanding as of December 31, 2021 as reported in the Issuer’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 1, 2022 and assuming the conversion of all outstanding shares of Class B Common Stock.

The Sponsor is the record holder of the shares reported herein. Joseph R. Ianniello is the managing member of the Sponsor. Consequently, Mr. Ianniello may be deemed the beneficial owner of the shares held by the Sponsor and have voting and dispositive control over such shares.

The holdings described herein exclude 9,626,667 shares of Class A Common Stock issuable upon the exercise of 9,626,667 private placement warrants held directly by the Sponsor. Each warrant is exercisable to purchase one share of Class A Common Stock at $11.50 per share, subject to adjustment, and becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

(a)	Amount beneficially owned: See the responses to Row 9 on the attached cover pages.

(b)	Percent of class: See the responses to Row 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: See the responses to Row 5 on the attached cover pages.

(ii)	Shared power to vote or direct the vote: See the responses to Row 6 on the attached cover pages.

(iii)	Sole power to dispose or direct the disposition of: See the responses to Row 7 on the attached cover pages.

(iv)	Shared power to dispose or direct the disposition of: See the responses to Row 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 04026L105	SCHEDULE 13G	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2022

Argus Sponsor LLC

By:	/s/ Joseph R. Ianniello
Name: Joseph R. Ianniello
Title: Managing Member

/s/ Joseph R. Ianniello
Joseph R. Ianniello

CUSIP No. 04026L105	SCHEDULE 13G	Page 7 of 7 Pages

EXHIBIT INDEX

The following exhibits are filed herewith as part of this Schedule 13G:

Exhibit Number	Title

99.1	Joint Filing Agreement